Exhibit 99.2

RDA MICROELECTRONICS, INC.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker:  RDA)

NOTICE OF 2013 ANNUAL GENERAL MEETING

To be held on June 14, 2013

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of RDA Microelectronics, Inc. (the “Company”) will be held at  Room B, 5/F, World-wide House, 19 Des Voeux Road, Central, Hong Kong on June 14, 2012 at 10:00 a.m. (local time).  No proposal will be submitted for shareholder approval at the AGM.  Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with the management.

The Board of Directors of the Company (the “Directors”) has fixed the close of business on May 17, 2012, New York City time, as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person.  Beneficial owners of the Company’s ADSs are also welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at http://ir.rdamicro.com, or by writing to Lily Dong, Chief Financial Officer, RDA Microelectronics, Inc., 6/F, Building 4, 690 Bibo Road, Pudong District, Shanghai 201203, PRC, or by sending an email to ir@rdamicro.com.

By Order of the Board of Directors,
RDA Microelectronics, Inc.

/s/ Vincent Tai
Vincent Tai
Chairman and Chief Executive Officer

Shanghai, China

May 17, 2013